Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

DISCLOSEABLE TRANSACTION IN RELATION TO

ENTERING INTO THE FINANCE LEASE FRAMEWORK AGREEMENT

ENTERING INTO THE FINANCE LEASE FRAMEWORK AGREEMENT

The Board announces that, in order to accelerate investment into AI infrastructure, on September 24, 2024, Kingsoft Cloud QY Data and Cinda Financial Leasing entered into the Finance Lease Framework Agreement, pursuant to which the Lessor agreed to provide finance lease service to the Lessee by way of direct finance leasing with the aggregate financing amount not exceeding RMB300 million during the term of the Finance Lease Framework Agreement.

Entering into the Finance Lease Framework Agreement will enable the Group to gain access to the servers and other accessories at a lower initial cost, further facilitate its business operation and development in the field of cloud services and accelerate investment into AI infrastructure.

HONG KONG LISTING RULES IMPLICATION

In respect of the transactions contemplated under the Finance Lease Framework Agreement, it is expected that the Group will be required to recognize the leased Target Assets as right-of-use- assets in accordance with the applicable accounting standards, and therefore such transactions will constitute acquisitions of assets by the Group under the Chapter 14 of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (with respect to the value of the Maximum Right- of-use Assets) in respect of the Finance Lease Framework Agreement and the transactions contemplated thereunder exceeds 5% but is less than 25%, such transactions constitute discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and are therefore subject to the reporting and announcement requirements under the Hong Kong Listing Rules, but are exempt from the Shareholders’ approval requirement under Chapter 14 of the Hong Kong Listing Rules.

I.	INTRODUCTION

The Board announces that, in order to accelerate investment into AI infrastructure, on September 24, 2024, Kingsoft Cloud QY Data and Cinda Financial Leasing entered into the Finance Lease Framework Agreement, pursuant to which the Lessor agreed to provide finance lease service to the Lessee by way of direct finance leasing with the aggregate financing amount not exceeding RMB300 million during the term of the Finance Lease Framework Agreement.

II.	FINANCE LEASE FRAMEWORK AGREEMENT

The summary of the major terms of the Finance Lease Framework Agreement is as follows:

Date	:	September 24, 2024

Parties	:	(I) Cinda Financial Leasing; and
(II) Kingsoft Cloud QY Data

Term	:	The Finance Lease Framework Agreement will expire on July 12, 2025.

Nature of the transaction	:	The Lessor agrees to provide finance lease service to the Lessee by way of direct finance leasing with the aggregate financing amount not exceeding RMB300 million.

Subject to the principles and scope provided for under the Finance Lease Framework Agreement, for each finance lease, the parties will enter into individual agreements from time to time, under which:

(I) the Lessor will purchase certain Target Assets (as defined in “Target assets” below) from the supplier(s) selected by the Lessee;

(II) the Lessor will lease such Target Assets to the Lessee for certain lease period; and

(III) the Lessee is entitled with an option to purchase the leased Target Assets upon expiry of such lease period.

Target assets	:	Servers and other accessories (including CPU, hard disks and data cables) to be purchased and leased under the Finance Lease Framework Agreement (the “Target Assets”).

Financing amount	:	The aggregate financing amount under the Finance Lease Framework Agreement shall not exceed RMB300 million, which is the equivalent amount of the aggregate finance lease principal.

Right-of-use assets	:	The aggregate amount of right-of-use assets to be recognized by the Group for the Target Assets to be leased under the Finance Lease Framework Agreement will not exceed RMB350 million (the “Maximum Right- of-use Assets”).

Interest rate	:	The interest rate shall be separately agreed by the parties after arm’s length negotiation with reference to the Interest Rate Factors (as defined below). The specific interest rate and the adjustment schedule will be specified in the individual agreement.

Payment arrangement	:	The rent under the individual finance lease agreements (which in aggregate equals to the finance lease principal and the interest accrued thereon) shall be settled in equal instalment on a quarterly basis, subject to the specific amount set out in the payment notice to be issued by the Lessor.

Credit enhancement measures	:	The Lessee agrees to provide guarantee and/or other credit enhancement measures (as necessary) in respect of its debt under the Finance Lease Framework Agreement, subject to the terms of the individual finance lease agreements.

Individual agreements	:	The specific leased Target Assets, the purchase price, the finance lease principal, the interest rate, the credit enhancement measures and relevant arrangements shall be specified in the individual agreements (including the purchase agreements and the finance lease agreements, where applicable) to be entered into by the parties, provided that the terms of the Finance Lease Framework Agreement must be followed.

The consideration under the individual agreements (including the purchase price, the finance lease principal and the interest rate) shall be agreed by the parties after arm’s length negotiations with reference to, among others, the market price of the relevant assets, the prevailing LPR published by the People’s Bank of China and the then-current market financing cost for the similar finance lease service (such then prevailing LPR and then-current market financing costs be collectively referred to as the “Interest Rate Factors”).

III.	THE RIGHT-OF-USE ASSETS IN RESPECT TO THE FINANCE LEASE FRAMEWORK AGREEMENT

In accordance with the applicable accounting standards, the Group will be required to recognize the leased Target Assets under the Finance Lease Framework Agreement as right- of-use assets. In any event, the aggregate amount of such right-of-use assets will not exceed the Maximum Right-of-use Assets.

IV.	REASONS FOR AND BENEFITS OF THE FINANCE LEASE FRAMEWORK AGREEMENT

Entering into the Finance Lease Framework Agreement will enable the Group to gain access to the servers and other accessories at a lower initial cost, further facilitate its business operation and development in the field of cloud services and accelerate investment into AI infrastructure.

Having considered the above, the Directors are of the view that the Finance Lease Framework Agreement is on normal commercial terms and in the ordinary and usual course of business of the Group and such terms are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

V.	INFORMATION ON THE PARTIES

Information of Cinda Financial Leasing

Cinda Financial Leasing Co., Ltd (信達金融租賃有限公司) is a company established under the laws of the PRC with limited liability and a non-wholly owned subsidiary of China Cinda Asset Management Co., Ltd. (Hong Kong Stock Exchange Stock Code: 01359). It is principally engaged in finance leasing.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as at the date of this announcement, Cinda Financial Leasing and its ultimate beneficial owner are Independent Third Parties.

Information of the Company and Kingsoft Cloud QY Data

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on May 8, 2020 and the shares of which are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022. The Company is a leading independent cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd*. (金山雲(慶陽)數據信息科技有限公司) is a limited liability company established under the laws of the PRC on March 9, 2021 and one of the consolidated affiliated entities of the Company. It is principally engaged in cloud services.

VI.	HONG KONG LISTING RULES IMPLICATIONS

In respect of the transactions contemplated under the Finance Lease Framework Agreement, it is expected that the Group will be required to recognize the leased Target Assets as right- of-use-assets in accordance with the applicable accounting standards, and therefore such transactions will constitute acquisitions of assets by the Group under the Chapter 14 of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (with respect to the value of the Maximum Right- of-use Assets) in respect of the Finance Lease Framework Agreement and the transactions contemplated thereunder exceeds 5% but is less than 25%, such transactions constitute discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and are therefore subject to the reporting and announcement requirements under the Hong Kong Listing Rules, but are exempt from the Shareholders’ approval requirement under Chapter 14 of the Hong Kong Listing Rules.

VII.	DEFINITION

In this announcement, unless the context otherwise requires, the following words and expressions shall have the meanings ascribed to them below:

“ADS(s)”	American Depositary Shares, each representing 15 ordinary shares of the Company

“Board”	the board of the Directors

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADS(s) of which were listed on the Nasdaq Global Market in May 2020 and the ordinary shares of which were listed on the main board of the Hong Kong Stock Exchange in December 2022

“Cinda Financial Leasing” or “Lessor”	Cinda Financial Leasing Co., Ltd (信達金融租賃有限公司), a company established under the laws of the PRC with limited liability

“Director(s)”	the director(s) of the Company

“Finance Lease Framework Agreement”	the finance lease cooperative framework agreement dated September 24, 2024 entered into between Kingsoft Cloud QY Data and Cinda Financial Leasing in relation to the direct finance leasing arrangements

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time)

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Third Party(ies)”	person(s) or company(ies) who/which is (are) independent of the Company and its connected persons

“Kingsoft Cloud QY Data” or “Lessee”	Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd*. (金山雲(慶陽)數據信息科技有限公司), a limited liability company established under the laws of the PRC

“LPR”	the Loan Prime Rate

“PRC” or “China”	the People’s Republic of China which, for the purpose of this announcement only, excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	the shareholder(s) of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“%”	per cent.

By order of the Board Kingsoft Cloud Holdings Limited Mr. Zou Tao Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, September 24, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.